Exhibit 3.7

State of Minnesota

SECRETARY OF STATE

Certificate of Organization

I, Mary Kiffmeyer, Secretary of State of Minnesota, do certify that: Articles of Organization, duly signed, have been filed on this date in the Office of the Secretary of State, for the organization of the following limited liability company, under and in accordance with the provisions of the chapter of Minnesota Statutes listed below.

This limited liability company is now legally organized under the laws of Minnesota.

Name: Copperfield, LLC

Charter Number: 10466-LLC

Chapter Formed Under: 322B

This certificate has been issued on 02/02/1999.

[SEAL]	/s/ Mary Kiffmeyer
Secretary of State